

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

May 4, 2009

Via Mail and Fax

Jing Xie, Chief Financial Officer
Universal Travel Group
2008 Shennan Road
Hualian Center, Room 301-309
Shenzhen, The People's Republic of China

> **RE:**   **Universal Travel Group**
> **Form 10-K for the Year Ended December 31, 2008**
> **File Number: 000-51516**

Dear Mr. Xie:

We have reviewed the above referenced filing and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to our comments. If you disagree, we will consider your explanation as to why a revision is not necessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," and any associated amended filings within 10 business days from the date of this letter.

Form 10-K for the Year Ended December 31, 2008

Management's Discussion and Analysis
Results of Operations

1. On an overview basis, please address the significant factors affecting the results of each segment and that cause results to vary between the segments. Discuss how costs are attributed to each segment and why the amount of cost of services varies among the segments. Further, from your disclosures it appears that gross profit and income from operations for each segment as a percent of each respective segment's revenues varies materially between the segments. In connection with this, discuss the factors

affecting comparability between the segments on this basis. Additionally, address any known trends, demands and uncertainties affecting or that will affect the results of operations, liquidity or cash requirements of each segment. We believe providing these disclosures will help investors better understand your operations and the contributions by each segment to your consolidated results.

2. Please revise here or in selected financial data to provide key performance metrics that you believe would be helpful to investors understanding of your results of operations. For example, consider disclosing average ticket price, number of tickets sold, amount of weight of air cargo forwarded, and any other metrics that management uses to evaluate its operations.

3. Please revise to provide a discussion and analysis of results of operations for each reportable segment.

4. Please disclose how the "revenue segment analysis" correlates to the segments reported in note 14 to the notes to the financial statements. For example, for the full fiscal year 2008, it appears "air-ticketing" correlates to the Shenzhen Yuzhilu Aviation segment, "cargo agency" correlates to the Shenzhen Speedy Dragon segment, "hotel" correlates to the Shanghai Lanboa segment, and "travel" correlates to the Foshan International and Xian Golden segments combined.

5. In connection with the above comment, it appears to us that the correlation between the revenue segment analysis and the segments for the full fiscal year 2007 is not fully comparable to that for the full fiscal year 2008. Specifically, "air-ticketing" does not correlate to the Shenzhen Yuzhilu Aviation segment, "cargo agency" does not correlate to the Shenzhen Speedy Dragon segment, and "cost of services" and "gross profit" for "travel" does not correlate to the respective combined amounts for the Foshan International and Xian Golden segments. Please explain to us the reason for the apparent inconsistency and how the revenue segment analysis between 2008 and 2007 is meaningful to investors as presented.

6. The "revenue segment analysis" and accompanying discussion focuses on the comparable contribution of each element of each segment on a consolidated basis in terms of a percent of total consolidated revenue. Please expand your analysis to present each element of each segment on a comparable basis for each period presented in terms of a percent of each segment's revenue for the corresponding period. Accompany such presentation with a discussion at an appropriate level of detail of the underlying factors contributing to any material variances within a segment between comparable periods depicted by such presentation. We believe this will provide meaningful information for each segment as well as enable identification of potential trends that may exist for a segment.

7. Please revise to quantify all factors to which changes are attributed. In addition, please quantify the impact acquisitions have had on your various revenues and

expenses from period to period. Also, please quantify the impacts of changes in price and volume on your results.

Gross Profit

8. Please expand your disclosure to discuss and analyze cost of services separately, rather than just in the context of gross profit.

Critical Accounting Policies and Estimates

9. It appears for the most part that the disclosure here provides information already available in the notes to the financial statements. The disclosure here is intended to supplement, not duplicate, the information disclosed in the notes. You should address specifically why your accounting estimates or assumptions bear the risk of material change. This disclosure should provide greater insight into the quality, sensitivity and variability regarding the factors that have or may materially affect your financial condition and operating performance. Your disclosure should be explicit as to which of the identified factors are most sensitive to change, deviations of estimates and assumptions from actual results, and the circumstances that resulted in revised assumptions in the past or could lead to material changes in the future. To the extent practicable and material, you should provide quantitative disclosure, with an analysis of how actual results may differ from your estimates under different assumptions and conditions that you have considered. Refer to Section V of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for further guidance. Please revise your disclosure as indicated.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities
Warrants

10. We note the "buy-in" provision indicated in section 2(i) of the "Securities Purchase Agreement" dated August 28, 2008. Please explain to us in a detailed analysis your assessment of the accounting literature considered with respect to this provision. Specifically, please address your consideration of paragraphs 11-12 of SFAS 150 or whether this provision is considered a net cash settlement in the context of EITF 00-19 in regard to the "securities" as defined in the agreement, which term appears to encompass the warrants that have been issued in connection with this agreement.

11. We note in the last paragraph of this section that the exercise price of the warrants is to be adjusted upon the sale or issuance of securities at a price or with an exercise or conversion price that is less than the exercise price then in effect for the warrants. We further note that EITF 07-5 is effective for fiscal years beginning after December 15, 2008. Please explain to us your consideration of EITF 07-5, in particular,

example 8 therein, and the expected impact on your accounting for the warrants in your fiscal 2009.

Item 8. Financial Statements and Supplementary Data
Report of Independent Registered Public Accounting Firm, page F-1

12. We note that the vast majority of your operations take place outside of the United States, but that your auditor is a United States firm operating out of New York, New York. In this regard, please describe for us how the U.S. auditors perform the audit of the Chinese operations. In your response, please tell us whether another foreign audit firm is assisting in the audit. If so, please tell us the name of the other firm, whether the other firm is registered with the PCAOB, and the extent to which audit work is performed by the other firm.

Financial Statements, page F-2

13. Please present "comprehensive income" for each period presented in an acceptable form set forth in SFAS 130. The amounts presently reported in your financial statements as "other comprehensive income" appear to solely represent the component of equity for accumulated balances of periodic other comprehensive income items that have been recorded.

Notes to the Consolidated Financial Statements, page F-6

14. Please provide the disclosures required by paragraph 40.a and c of SFAS 128.

Note 2 – Summary of Significant Accounting Policies, page F-6
Revenue Recognition, page F-9

15. Please expand your disclosure to describe in detail the revenue recognition policy specific to each source of revenue indicated under Item 1, such sources being air ticketing, hotel reservations, package tours, and air cargo business. For each source, specify the type of revenue attributable to it (for example, commissions and fees received, sale price charged for services performed or products sold (such as tour packages)). Describe the factors affecting the determination of when revenue for each type or source is considered to be earned (for example, and to the extent appropriate, whether revenue is recognized when the reservation is made or used with respect to air ticketing, hotel reservations and package tours, when commissions and fees received are considered earned) and the basis for when you recognize it. For packages, describe the components comprising the packages, how revenue is attributed to each component and issues affecting the timing of when revenue is recognized for each component, and where in your financial statements the revenue for packages and each component therein is reported. Disclose any rights of refund or other uncertainties associated with any source of revenue and the related impact on the timing and amount of revenue recognized. Also, disclose how cost of service or

sale associated with each source of revenue is determined, and when such costs are recognized, for example, when incurred or some other basis, along with the basis for your treatment. In regard to commissions for air ticketing that are shared with franchises as indicated in Item 1, explain to us and disclose whether amounts received and paid out are recorded gross or net and the basis for your treatment. Also, please disclose the amount of franchise revenues earned in each period. Please provide us with a copy of your intended revised disclosures.

16. We note from your disclosure in Item 1 – Business, that you purchase tickets and travel packages in bulk and resell them to your customers with a mark-up. Please tell us and disclose the key terms of these arrangements with travel suppliers, including what, if any, rights of return you have with respect to tickets and packages purchased in bulk. In addition, tell us and disclose how you account for the purchase of these tickets and packages, including how these purchases are recognized on your balance sheet.

17. Please tell us and revise to disclose the key terms of your franchise arrangements. Explain to us how your accounting for your franchises complies with SFAS 45, and provide the disclosures set forth in paragraphs 20 – 23 therein as appropriate for your circumstances.

Goodwill, page F-8

18. Disclose the amount of goodwill attributed to each reportable segment pursuant to paragraph 45.c of SFAS 142

Note 3 – Trade Deposits and Advances, page F-11

19. Disclose the nature and purpose of each type of deposit and the basis for the return or expensing of each.

Note 9 – Stock Warrant, Options, and Compensation, page F-16

20. We note the reference in the "Make Good Securities Escrow Agreement" dated August 28, 2008 to the options of Ms. Jiangping Jiang, your Chief Executive Officer, to purchase 2 million shares of common stock. However, we did not locate any disclosure in your filing related to such options. In regard to these options, please tell us (i) when they were issued, (ii) the circumstances associated with their issuance and related terms and conditions, (iii) your accounting for them pursuant to SFAS 123R, along with (a) the total amount of associated compensation, (b) how such was determined and (c) any amounts recognized in your financial statements and where therein, and (iv) their impact on diluted earnings per share in accordance with SFAS 128.

Note 14 – Segment Information, page F-19

21. Please disclose the following, pursuant to the indicated paragraphs of SFAS 131: (i) the basis for presenting your segments, pursuant to paragraph 26.a; (ii) the products or services associated with each segment, pursuant to paragraph 26.b; (iii) specify the segment measure of profit or loss that is reported to the chief operating decision maker, pursuant to paragraph 27; the amount of depreciation and amortization included in the segment measure of profit or loss, pursuant to paragraph 27.e; and expenditures for additions to long live assets, pursuant to paragraph 28.

Item 13. Certain Relationships and Related Transactions, and Director Independence

22. We note the reference herein to the "Make Good Securities Escrow Agreement" entered into by Ms. Jiang on August 28, 2008 in connection with the "Securities Purchase Agreement." Under the terms of the escrow agreement, the indicated shares of common stock and options to purchase shares of common stock placed in escrow were to be released to the buyers associated with the "Securities Purchase Agreement" in the event that specified earnings targets were not met for 2008 and 2009. It appears that any shares and options released to the buyers would be distributed without further consideration from them. Any escrowed shares and options not required to be released to the buyers were to be returned to Ms. Jiang. We believe the placement of the shares of common stock and options into escrow is in effect the payment of an expense or liability on behalf of the company upon the release of the escrowed shares and options to the buyers. Therefore, analogous to the guidance in Topic 5T of the Staff Accounting Bulletins (SAB 79), it appears an expense should be recognized in the financial statements based on the fair value of the shares and options at the time of release from escrow to the buyers. In the event of the return of the shares and options from escrow to Ms. Jiang, we believe that an escrow arrangement that involves the release of shares and options based on performance-based criteria is tantamount to a reverse stock split followed by the grant of restricted stock awards under a performance-based plan. These arrangements are presumed to be compensatory, rather than as a mere return of equity with no accounting impact. In this regard, compensation accounting applies to individuals that hold positions within the company that could affect its financial results. This applies upon the release of shares and options to Ms. Jiang who is your principal executive officer and Chairwoman of the Board of Directors. It appears to us that there should be detailed disclosure in your filing in regard to the "Make Good Securities Escrow Agreement" and related accounting treatment with respect to the release to the buyers or return to Ms. Jiang of the associated common stock and options as described above. Further, we believe the shares of common stock placed into escrow are considered outstanding for legal purposes and should be presented accordingly. Also, in regard to the shares of common stock and options placed into escrow, please consider the requirements of SFAS 128, as appropriate, in regard to the treatment of contingently issuable securities for basic and diluted per share

calculations. In particular, refer to paragraphs 10, 13, 20, 23, and 30-35 therein.
Please advise.

Item 15. Exhibits, Financial Statement Schedules.

23. We note in the "Registration Rights Agreement" dated August 28, 2009 that you are
subject to "registration delay payments" under certain events specified therein in
connection with the registration and listing of common shares and warrants sold
pursuant to the "Securities Purchase Agreement." Please explain to us your
consideration of FSP EITF 00-19-2 in regard to these registration delay payments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in filings to be certain that the filings include all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosures in
the filings;
· staff comments or changes to disclosure in response to staff comments do not
foreclose the Commission from taking any action with respect to the filings; and
· the company may not assert staff comments as a defense in any proceeding
initiated by the Commission or any person under the federal securities laws of the
United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filings or in response to our comments on your filings.

You may contact Doug Jones at 202-551-3309 with any questions. You may also
contact me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief